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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69439

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RHCA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5065 Westheimer, Suite 604

(No. and Street)

Houston   Texas   77056

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson   (281) 367-0380

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.

(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite 1200	Houston	Texas	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Regan _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
RHCA Securities, LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CCO
_____
Title

_____
Notary Public

BRIAN JENNINGS
NOTARY PUBLIC
ID# 124770676
State of Texas
Comm. Exp. 12-12-2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHCA Securities, LLC

TABLE OF CONTENTS
DECEMBER 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of RHCA SECURITIES, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RHCA SECURITIES, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RHCA SECURITIES, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RHCA SECURITIES, LLC's management. Our responsibility is to express an opinion on RHCA SECURITIES, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RHCA SECURITIES, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of RHCA SECURITIES, LLC's financial statements. The supplemental information is the responsibility of RHCA SECURITIES, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as RHCA SECURITIES, LLC's auditor since 2019.

Houston, Texas

February 19, 2021

RHCA Securities, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash	$	13,213
Receivable from related party		8,070
Prepaid expenses		280
Accounts receivable		427,200
Total assets	$	448,763

LIABILITIES AND MEMBER'S EQUITY

Accounts payable		6,641
Total liabilities		6,641
Member's equity		442,122
Total liabilities and member's equity	$	448,763

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE

Transaction fee	$	427,200
Total Revenue		427,200

EXPENSES

Professional fees	64,800
General and administrative	14,925
Total Expenses	79,725

NET INCOME 347,475

MEMBER'S EQUITY

Member's equity as of December 31, 2019		94,647
Member contributions		0
Member distributions		0
Member's equity as of December 31, 2020	$	442,122

The accompanying notes are an integral part of these financial statements.

RHCA Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	347,475
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable		(427,200)
Decrease in prepaid management fees		5,502
Increase in prepaid expenses		(280)
Increase in accounts payable		8,941
Net cash provided by operating activities		(65,562)

CASH PROVIDED FROM INVESTING ACTIVITIES

Intercompany Receivable		56,930
Cash provided by investing activities		56,930

CASH FLOWS FROM FINANCING ACTIVITIES

Cash provided by financing activities		0
NET DECREASE IN CASH		(8,632)
Cash at beginning of year		21,845
Cash at end of year	$	13,213

SUPPLEMENTAL DISCLOSURES

Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

RHCA Securities, LLC (the "Company') was formed as a Limited Liability Company in Texas in 2014. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Houston, Texas. The Company is a wholly-owned subsidiary of Rock House Capital Advisors, LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged to provide merger, acquisition, divestiture and advisory services to emerging growth and middle market companies. The Company will also provide assistance in raising debt and equity capital through the private placement of securities. The accounting policies and reporting practices of the Company are in accordance with accounting principles generally accepted in the United States and conform to the predominant practices in the broker-dealer industry.

Revenue Recognition
The new revenue standard's core principle is that the Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The new revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Transaction fees resulting from investment banking activities are recorded at closing of the transaction. Subsequent contingent fees are recorded upon the occurrence of additional funding related to the original transaction and the income is reasonably determinable.

Cash
Cash, for purposes of the statement of cash flows, includes cash in a bank checking account.

Accounts Receivable
In the opinion of management, no material losses will be realized in the collection of receivables and, therefore, no allowance for doubtful receivables has been provided.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax
The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to

pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the Parent. The Company is subject to state income tax. The Company has no provision for estimated Texas margin taxes for the year ended December 31, 2020.

Recently Issued Accounting Pronouncements
The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Subsequent Events
The Company has evaluated all transactions from December 31, 2020 through the financial statement issuance date for subsequent event disclosure consideration. No reportable events were noted.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $6,572 which was $1,572 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.01 to 1 at December 31, 2020.

4. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

During the year ended December 31, 2020, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. **SIPC SUPPLEMENTAL REPORTING**

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. **CONCENTRATION OF CREDIT RISK**

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. **CONTINGENCIES**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company pays the Parent a monthly common sharing cost allocation fee. For the year ended December 31, 2020, the Company incurred allocation fees from the Parent of $9,432, which was reflected in general and administrative expenses in the accompanying statement of operations and changes in member's equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous. The Company also has a related party receivable due from the Parent of $8,070.

RHCA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
AS OF DECEMBER 31, 2020

NET CAPITAL				
Total member's equity qualified for net capital			$	442,122
Less nonallowable assets	$	435,550		
		435,550		
Other deductions / charges		-		435,550
Net capital			$	6,572
AGGREGATE INDEBTEDNESS			$	6,641
NET CAPITAL REQUIREMENT			$	5,000
Minimum dollar net capital requirement of reporting broker or dealer			$	5,000
Net capital in excess of required minimum			$	1,572
Excess net capital at 1000% (net capital less the greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement)			$	572
Ratio of aggregate indebtedness to net capital				1.01 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2020, and the corresponding unaudited Part IIA of the FOCUS Report / Form X-17A-5 filed by RHCA Securities, LLC.

RHCA Securities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) the private placement of securities; and (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RHCA Securities, LLC

SCHEDULE III
INFORMATION RELATED TO THE POSSESS OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) the private placement of securities; and (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

As of and for the year ended December 31, 2020, the Company has maintained its compliance with the conditions for exemption specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of RHCA SECURITIES, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4) in which RHCA SECURITIES, LLC (the "Company") states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) The Company is filing the Exemption Report relying of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) the private placement of securities; and (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and /or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. RHCA SECURITIES, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RHCA SECURITIES, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

EEPB

EEPB

Houston, Texas

February 19, 2021

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

RHCA Securities' Exemption Report

RHCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) the private placement of securities; and (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RHCA Securities, LLC

I, Kevin Regan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kevin P. Regan
Signature

Chief Compliance Officer
Title

February ____1____, 2021